Scott E. Brucker
Direct Phone 215-665-3710
Direct Fax     215-701-2410
sbrucker@cozen.com

March 31, 2011
VIA EDGAR Mr. Patrick Gilmore Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Workstream Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 13, 2010 File No. 001-15503

Dear Mr. Gilmore:

On behalf of Workstream Inc. (the “Company”), we are hereby responding to the comments of the Securities and Exchange Commission (the “Commission”) staff as set forth in  your letter dated March 17, 2011.

For your convenience, we have repeated each comment prior to the response in italics, and the comments and responses have been numbered to correspond to the comments as numbered in the comment letter.

Item 1.  Business, page 1

1.  You state on page 71 that you had one customer that represented 30% and 19% of your revenues for the years ended May 31, 2010 and 2009, respectively. It is unclear why you have not identified this customer or filed any agreements with this customer as an exhibit to the annual report. Refer to Item 101(h)(4)(vi) and Item 601(b)(10)(ii)(B) of Regulation S-K. Based on your Form 8-K filed on November 19, 2010, it appears that this customer may have been Liberty Mutual Insurance Company which gave notice that it would not renew their contract with Workstream. Please confirm that the significant customer referenced in the annual report is Liberty Mutual Insurance Company. Also confirm that in future filings you

Mr. Patrick Gilmore
March 31, 2011

will identify significant customers and the material terms of your relationships, and file any agreements upon which you are substantially dependent.

The Company hereby confirms that the significant customer referenced in the annual report is Liberty Mutual Insurance Company.  The Company did not specifically identify Liberty Mutual in its annual report due to the fact that Item 101(h)(4)(vi) of Regulation S-K, which governs smaller reporting companies, simply requires a brief description of  the Company’s “[d]ependence on one or a few major customers,” which disclosure was made.  Unlike Item 101(c)(1)(vii) of Regulation S-K, which governs non-smaller reporting companies and specifically requires the reporting company to disclose the names of significant customers, Item 101(h)(4)(vi) does not contain any such requirement.

The Company, as successor to a company it acquired in 2004, was a party to a Master Services Agreement dated June 17, 2003 with Liberty Mutual (the “Master Agreement”).  The Master Agreement contained no purchase or financial obligations on the part of either party but was a general agreement containing standard master services contractual provisions, such as those relating to confidentiality, ownership of intellectual property, warranties on services, indemnification, limitation of liability and term and termination.  The Master Agreement, which was entered into in the ordinary course of business, contemplated that any specific services to be requested by Liberty Mutual would be set forth in separate statements of work delivered to the Company.  The Master Agreement did not require Liberty Mutual to commit to a minimum purchase obligation.  Accordingly, the Company would not know until a statement of work was delivered the revenue to be generated from a project requested by Liberty Mutual, and the amounts under each statement of work could, and oftentimes did, vary dramatically.  Accordingly, the Company determined that the Master Agreement was not material as defined under Item 601(b)(10)(ii)(B) of Regulation S-K as, by itself, it was not material to the Company’s business.  As acknowledged by the staff, the Master Agreement has been terminated.  Notwithstanding the foregoing, the Company acknowledges that in future filings it will file any agreements upon which it is substantially dependent.

Item 1A.  Risk Factors

Failure of the internet infrastructure to support current and future user activity…, page 17

2. You state that in the past, the internet has experienced a variety of outages and other delays and that the internet is also subject to actions of terrorists or hackers who may attempt to disrupt specific web sites or Internet traffic generally. It is unclear from the risk factor and other related disclosure whether you have experienced interruption in the availability of your services that have had a material adverse effect. Please advise.

The Company has never experienced an internet interruption that has had a material adverse effect on its business.  The Company will revise this risk factor in its amended and future Form 10-K filings to make clear this fact.

Mr. Patrick Gilmore
March 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3. Please discuss the material financial covenants and restrictions contained in the 2010 Note. Disclose in the Management’s Discussion and Analysis section whether you are in compliance with all such covenants and restrictions and any consequences that could result from non-compliance. We note your disclosure on page 57 that you had previously defaulted on the 2009 Secured Notes when the quarterly principal payment was not made and the company fell out of compliance with certain covenants, which resulted in a 5% increase in the interest rate on the 2009 Secured Notes.

The Company will revise the disclosure as requested in an amended Form 10-K by deleting the second-to-last sentence in the  eighth paragraph under the heading “Refinancing of Senior Secured Notes Payable” and replacing it with the following:

“Under the 2010 Note, the Company is required to comply with various financial and other covenants and restrictions.  Material covenants and restrictions include that: the Company and its subsidiaries may not redeem or repurchase any of its capital shares or declare or pay any dividend without the consent of the Lending Investor; subject to certain exceptions, the Company and its subsidiaries may not sell, lease, license, assign, transfer, convey or otherwise dispose of any assets in excess of $250,000 in any twelve-month period without the consent of the Lending Investor; the Company must maintain a minimum cash balance of not less than $250,000; as of the end of each calendar month, the Company’s cash balance plus accounts receivable that are less than 90 days old must be equal to or greater than 200% of the outstanding principal amount, interest due and late charges owing under the 2010 Note; and the Company and its subsidiaries may not have any material weakness in their control environments as reported by the Company’s auditors.  Since issuing the 2010 Note to the Lending Investor, the Company has been in compliance with all such covenants and restrictions under the 2010 Note.”

The Company believes that the disclosure regarding the consequences resulting from non-compliance of such covenants and restrictions are adequately set forth in the fourth and sixth sentences of the eighth paragraph under the heading “Refinancing of Senior Secured Notes Payable.”  There are no other consequences other than those disclosed in such sentences.

Item 9A(T). Controls and Procedures, page 72

4. We note your disclosure that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of May 31, 2010 using the criteria in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies.” Please note this does not constitute a control framework for the purpose of evaluating the effectiveness of internal control over financial reporting in accordance with

Mr. Patrick Gilmore
March 31, 2011

paragraph (c) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to SEC Interpretive Release No. 33-8810 “Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” for information regarding suitable control frameworks. Please note that “Internal Control – Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) is widely used for this purpose. Please revise your disclosure as appropriate in an amended Form 10-K.

In connection with its review of the Company’s preliminary proxy statement and pursuant to a letter dated March 11, 2011, the staff issued comments, in addition to those set forth above, to the Company’s disclosure contained in Item 9A(T) of its Form 10-K for the fiscal year ended May 31, 2010.  In response to such comments, the Company agreed to revise the disclosure by filing an amendment to the Form 10-K.  The Company will revise the disclosure as requested in your above comment as well as in the March 11, 2011 comment letter as follows:

“The Company maintains disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referenced herein as the Exchange Act. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Furthermore, the Company’s controls and procedures could be circumvented by the individual acts of some persons, by collusion or two or more people or by management override of the control.  Misstatements due to error or fraud may occur and not be detected on a timely basis.

The Company conducted an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report.  Based on such evaluation, the Chief Executive Officer and acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.

Mr. Patrick Gilmore
March 31, 2011

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the Company’s transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of the Company’s assets are made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.  Furthermore, the Company’s controls and procedures could be circumvented by the individual acts of some persons, by collusion or two or more people or by management override of the control.  Misstatements due to error or fraud may occur and not be detected on a timely basis.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of May 31, 2010 using the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon the evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2010.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.”

Part III

Directors, Executive Officers and Corporate Governance, page 73

5.  Please disclose the specific “experience, qualifications, attributes or skills” of each director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

Mr. Patrick Gilmore
March 31, 2011

The Company has included the information requested in the biographical descriptions of each of its directors beginning on page 7 of its definitive proxy statement, which was filed with the Commission on March 30, 2011.  The Company will also include such information in an amended Form 10-K.  Such information (highlighted with double underlining for your convenience) is as follows:

“Jeffrey Moss became Chairman of our Board of Directors on August 14, 2010.  Since May 2010, Mr. Moss has served as Chief of Enterprise Growth for Educational Testing Service, Inc., an educational measurement and researching organization.  Prior to joining ETS, from May 2004 until March 2010, Mr. Moss was a principal of Sterling Partners, L.P., a private equity firm.  Mr. Moss’ financial and investment experience as a principal of a private equity investment firm, together with his experience in his current position, make Mr. Moss an important contributor to the Board.  Mr. Moss is a resident of Illinois

John Long became our Chief Executive Officer and a member of our Board of Directors on August 13, 2010.  Mr. Long is also currently serving as our Acting Chief Financial Officer.  Immediately prior to joining us,  Mr. Long was, and he continues to be, a principal in Yardley Capital Advisors, LLC, a private equity investment company.  From October 2008 until May 2010, Mr. Long served as Chief Executive Officer of Excelus HR, Inc.  From July 2003 until June 2007, Mr. Long served as Chief Executive Officer of First Advantage Corporation, a diversified business services company.  Mr. Long’s current role as our Chief Executive Officer and his former senior executive positions in the industry make him an important contributor to the Board.  Mr. Long is a resident of Florida.

Biju Kulathakal became a member of our Board of Directors on August 14, 2010. Since 2008 Mr Kulathakal has been Chairman and CEO of Trading Block Holdings, Inc. a retail broker dealer in Chicago, IL.  From 2003 to 2009 he was an investor and partner at GetAMovie which was later sold to McDonalds and is now RedBox. Redbox is one of the largest movie rental companies in the United States and the fastest growing in terms of revenue. From 1999 he was a founder of Enterprise Logic Systems, which is a software development firm that specialized in the financial services and trading industry. He is a founder and board member of the Vidya Foundation. He has previously served on the board of the Beck Foundation, Chicago Charter School foundation, Civitas Schools, Leap Learning Systems and the Heartland Institute. Mr. Kulathakal received a BS in Aerospace Engineering from Illinois Institute of Technology.  Mr. Kulathakal’s senior executive roles, including his role with a software development firm, enable him to provide valuable insight into our business and operations.  Mr. Kulathakal is a resident of Illinois.

Denis E. Sutton became a member of our Board of Directors on August 13, 2010.  Since March 2007, Mr Sutton has been Executive Vice President, Human Resources of IMRIS Inc., a biomedical imaging equipment developer.

Mr. Patrick Gilmore
March 31, 2011

From March 2005 until March 2007, Mr. Sutton served as Senior Vice President, Human Resources of MTS Allstream Inc., a telecommunications company.  In his roles with IMIRS and MTS Allstream and with his significant human resources experience, Mr. Sutton has the experience necessary to provide valuable insight with respect to our business and product offerings.  Mr. Sutton is a resident of Manitoba, Canada.”

Signatures

6.  The Form 10-K must be signed by a person serving in the capacity of your controller or principal accounting officer and by a majority of the board of directors. Please amend your filing to include the proper signatures. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. See General Instruction D.2 of Form 10-K.

The amended Form 10-K to be filed with the Commission in response to this letter will contain all proper signatures as required by General Instruction D.2 of Form 10-K.

General

In a separate letter to the Commission, the Company will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact me at (215) 665-3710.

Sincerely,

COZEN O’CONNOR

/s/  Scott E. Brucker

By:  SCOTT E. BRUCKER

cc:	John Long, Chief Executive Officer